

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

January 14, 2016

Eric Duenwald
President and Principal Executive Officer
RFS Holding, L.L.C.
777 Long Ridge Road
Stamford, CT 06902

>   **Re: RFS Holding, L.L.C.**
>   **Amendment No. 1 to Registration Statement on Form SF-3**
>   **Filed December 30, 2015**
>   **File No. 333-206176**

Dear Mr. Duenwald:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2015 letter.

Cover Page of Registration Statement

Calculation of Registration Fee

1.   We note your revisions to the Calculation of Registration Fee table. It appears that your intent is to register a specified amount of securities – therefore resulting in a registration fee being assessed under the current fee rate in effect – and to apply Securities Act Rule 457(p) to offset the resulting registration fee due, as well as register an additional unspecified amount of securities and defer payment of registration fees with respect to those securities in reliance on Securities Act Rules 456(c) and 457(s). If this is your intent, please revise your Calculation of Registration Fee table to identify the amount of securities to be registered at this time and provide the appropriate explanatory disclosure

in the footnotes to indicate that the registration fee assessed and due is being offset by fees previously paid pursuant to Securities Act Rule 457(p).

The Servicers

Delinquency and Collections Procedures, page 65

2.   Please revise your disclosure to clarify how you determine delinquency for the accounts and the receivables.

The Trust Portfolio

Addition of Trust Assets, page 86

3.   We note your response to prior comment 6. Please add a cross-reference to above-referenced section citing where the reader can find a description of the underwriting criteria used to evaluate accounts purchased from third parties.

Asset Representations Review

Asset Review, page 100

4.   While we note your response to prior comment 12, we were unable to locate any revisions on page 100. We did note your revisions on page 98 in the first paragraph under the heading of "Asset Representations Review" specifying that the reviewer will be responsible for reviewing the transferred receivables and related accounts. Please flow through these revisions here.

5.   While we note your response to prior comment 14, we reissue in part. We note your disclosure indicating that under the asset representations review agreement the asset representations reviewer is required to complete its review of the subject receivables by the [90th] day after the Review Trigger Date, which is defined as the first date on which all of the Review Conditions are satisfied. However, Section 3.4(b) of the Form of Asset Representations Review Agreement states that the reviewer will complete its review of all the subject receivables within [90] calendar days after receiving access to the review materials, which must be provided within [60] calendar days after receipt of the Review Notice. Please revise to clarify the appropriate measurement date for determining when the reviewer must complete its review.

6.   We note your disclosure in Section 12.1 of the Form of Asset Representations Review Agreement that such agreement may be amended in certain cases without the consent of noteholders and in other cases with the consent of noteholders of a majority of the outstanding principal balance of the notes of each adversely affected series. Please revise your prospectus to include this disclosure.

Repurchase of Receivables

Dispute Resolution Procedures, page 102

7. We note your response to prior comment 16. Please tell us how investors will be able to utilize the dispute resolution provision when there has not been an event of default.

8. We note that on page 2 of Exhibit 4.38, Form of Eleventh Amendment to Transfer Agreement, you state that a requesting party must provide notice of its intention to refer a matter to mediation or arbitration to the transferor and issuer. Please revise the disclosure in your prospectus to include this requirement.

9. We note on page 2 of Exhibit 4.38, Form of Eleventh Amendment to Transfer Agreement, you state that a requesting party's referral to mediation or arbitration must be done within [90] days of the delivery of the monthly noteholder statement following the end of such 180-day period. Please revise the disclosure in your prospectus to include this requirement.

10. We note your disclosure that, "if the receivable subject to a repurchase request was part of an Asset Review and the related report from the asset representations reviewer stated that no tests were failed for the receivable, the repurchase request for the receivable will be deemed to be resolved." This part of your dispute resolution provision appears inconsistent with the shelf eligibility requirement. Please refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 ABS Adopting Release ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision."). Please revise accordingly.

11. We note on page 2 of Exhibit 4.38, Form of Eleventh Amendment to Transfer Agreement, you state that the buyer and indenture trustee shall have [thirty [30]] days to advise the requesting party and seller of an intent to join in the mediation or arbitration as a requesting party to the proceeding. Please revise your disclosure in the prospectus to include this provision. Additionally, please explain how such action will impact the rights and powers of the initial requesting party. For example, please explain how decisions related to the mediation or arbitration will be made between the initial requesting party and the newly joined co-requesting party.

Eric Duenwald
RFS Holding, L.L.C
January 14, 2016
Page 4

12.   We note your revisions to the disclosure indicating that requesting parties may choose
       mediation, which will include non-binding arbitration. Please revise the language in the
       second to last paragraph in this section to clarify that the requesting party is giving up its
       right to sue in court by selecting <u>binding</u> arbitration.

13.   We note your disclosure on page 102 stating that if the parties fail to agree at the
       completion of mediation, the requesting party may refer the repurchase request to
       arbitration. Please revise to clarify that if the parties fail to agree at the completion of
       mediation, the requesting party may refer the repurchase request to either arbitration or
       court adjudication.

<u>Exhibits</u>

14.   Please confirm that you will make all necessary revisions to your transaction documents to
       reflect the amendments made throughout your prospectus in response to the above
       comments as well as prior comments, including, but not limited to, Section 2(c) of Exhibit
       4.11, Section 2(c) of Exhibit 4.27, and Section 2(c) of Exhibit 4.38.

       Please contact Michelle Stasny at (202)551-3674 or me at (202)551-3731 with any other
questions.

                                             Sincerely,

                                             /s/ M. Hughes Bates

                                             M. Hughes Bates
                                             Special Counsel
                                             Office of Structured Finance

cc: Julie Gillespie, Mayer Brown LLP